Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

Athens, Greece, January 27, 2014 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and the year ended December 31, 2013.

●	Voyage revenues of $112.5 million and $414.2 million for the three months and the year ended December 31, 2013, respectively.

●	Voyage revenues adjusted on a cash basis of $116.8 million and $429.2 million for the three months and the year ended December 31, 2013, respectively.

●	Adjusted EBITDA of $75.7 million and $282.4 million for the three months and the year ended December 31, 2013, respectively.

●	Net income of $26.9 million and $103.1 million for the three months and the year ended December 31, 2013, respectively.

●	Net income available to common stockholders of $25.9 million or $0.35 per share and $101.6 million or $1.36 per share for the three months and the year ended December 31, 2013, respectively.

●	Adjusted Net income available to common stockholders of $30.5 million or $0.41 per share and $108.8 million or $1.46 per share for the three months and the year ended December 31, 2013, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

New Acquisitions

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We have ordered nine newbuilds with capacities between 9,000 and 14,000 TEU pursuant to our joint venture agreement with York Capital Management (“York). The newbuilds are scheduled to be delivered between the 4th quarter of 2015 and the third quarter of 2016. The Company holds an equity interest ranging between 25% and 49% in each of the relevant vessel-owning entities. Long term time charters have been agreed for the five 14,000 TEU capacity newbuilds with members of the Evergreen Group (“Evergreen”) which represent total contracted revenue for the joint venture of $ 850 million, assuming the exercise of the owner’s options.

Deliveries of existing orders

●
In November 2013, the Company took delivery of the 8,827 TEU newbuild containership vessel Vantage built by Sungdong Shipbuilding and Marine Engineering in South Korea. Upon delivery, the vessel commenced its long term charter with Evergreen.

●
In January 2014, the Company took delivery of the 9,403 TEU newbuild containership vessel MSC Azov built by Shanghai Jiangnan Changxing Heavy Industry in China. Upon delivery, the vessel commenced its long term charter with MSC.

New Financing Arrangements

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In January 2014 we agreed with a leading Chinese financial institution the refinancing of three of our newbuildings, under a ten-year sale and leaseback transaction. The refinancing of the first vessel, the 9,403 TEU MSC Azov, became effective upon her delivery on January 14, 2014. Under the sale and leaseback transaction, the vessel will be chartered back on a bareboat basis to one of our subsidiaries and will remain on time charter to its current time charterer.

New Chartering Arrangements

●
In January 2014, the Company entered into an agreement to charter the 2010 built 8,531 TEU vessel Navarino for a period of approximately one year to MSC. The vessel is expected to be delivered to its charterers in March 2014.

●
In October 2013, the Company entered into an agreement to extend the charter of the 1991 built 3,351 TEU vessel Karmen for a period of minimum two months and maximum six months with Sea Consortium at a daily rate of $6,800, starting from November 15, 2013.

Preferred Share Offering

●
On January 21, 2014, the Company completed a public offering of 4.0 million shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”). The gross proceeds from the offering before the underwriting discount and other offering expenses were $100.0 million. We plan to use the net proceeds of this offering for general corporate purposes, including vessel acquisitions or investments under the Framework Agreement.

Dividend Announcements

●	On January 2, 2014, we declared a dividend of $0.476563 per share of our Series B Preferred Stock paid on January 15, 2014, to holders of record on January 14, 2014.

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On January 6, 2014, we declared a dividend for the fourth quarter ended December 31, 2013, of $0.27 per share of our common stock, payable on February 4, 2014, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 21, 2014. This will be the Company’s 13th consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter of the year, the Company delivered positive results while at the same time implementing its fleet renewal and expansion strategy.

Together with our partners we have ordered in total 9 newbuildings with deliveries starting from the end of 2015. Five 14,000 TEU ships have been chartered to Evergreen under long-term charters, representing total contracted revenues of approximately $850 million.

Regarding our existing newbuilding program, we accepted delivery of the eight out of the ten newbuildings ordered in total. The remaining two deliveries are expected to take place in March and April of 2014.

On the financing front, we have agreed to refinance three of our newbuildings with a leading Chinese financial institution, and last week we completed a public offering of 4.0 million perpetual preferred shares, raising gross proceeds of $100.0 million.

Regarding our chartering arrangements, our re-chartering risk is minimized. The charters for the vessels opening in 2014 account for approximately 3% of our 2014 contracted revenues.

Finally, on January 2, we declared a dividend on our Series B Preferred Stock, and on January 6, we declared a dividend on our common stock.

We are successfully executing on our growth strategy, having invested and placed orders together with our partners close to $1.0 billion in new projects since the inception of our joint venture 8 months ago. This year also marks the 40th anniversary of Costamare. We feel we are well positioned to continue to grow selectively and on healthy grounds.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2012	2013	2012	2013

Voyage revenue	$386,155	$414,249	$95,193	$112,549
Accrued charter revenue (1)	$6,261	$14,976	$2,352	$4,303
Voyage revenue adjusted on a cash basis (2)	$392,416	$429,225	$97,545	$116,852

Adjusted EBITDA (3)	$253,097	$282,414	$62,510	$75,692

Adjusted Net Income available to common stockholders (3)	$91,346	$108,846	$23,625	$30,477
Weighted Average number of shares	67,612,842	74,800,000	73,658,696	74,800,000
Adjusted Earnings per share (3)	$1.35	$1.46	$0.32	$0.41

EBITDA (3)	$242,880	$275,119	$61,816	$71,116
Net Income	$81,129	$103,087	$22,931	$26,852
Net Income available to common stockholders	$81,129	$101,551	$22,931	$25,901
Weighted Average number of shares	67,612,842	74,800,000	73,658,696	74,800,000
Earnings per share	$1.20	$1.36	$0.31	$0.35

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and three-month periods ended December 31, 2013 and December 31, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Net Income	$81,129	$103,087	$22,931	$26,852
Distributed earnings allocated to Preferred Stock	-	(1,536)	-	(951)
Net Income available to common stockholders	81,129	101,551	22,931	25,901
Accrued charter revenue	6,261	14,976	2,352	4,303
(Gain)/ Loss on sale/disposal of vessels	2,796	(518)	(1,500)	-
Realized (Gain)/ Loss on Euro/USD forward contracts	698	(615)	(299)	-
(Gain)/ Loss on derivative instruments	462	(6,548)	141	273

Adjusted Net income available to common stockholders	$91,346	$108,846	$23,625	$30,477
Adjusted Earnings per Share	$1.35	$1.46	$0.32	$0.41
Weighted average number of shares	67,612,842	74,800,000	73,658,696	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/ disposal of vessels, realized (gain)/ loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2012	2013	2012	2013

Net Income	$81,129	$103,087	$22,931	$26,852
Interest and finance costs	74,734	74,533	16,894	17,610
Interest income	(1,495)	(543)	(322)	(95)
Depreciation	80,333	89,958	20,151	24,800
Amortization of dry-docking and special survey costs	8,179	8,084	2,162	1,949
EBITDA	242,880	275,119	61,816	71,116
Accrued charter revenue	6,261	14,976	2,352	4,303
(Gain)/ Loss on sale/disposal of vessels	2,796	(518)	(1,500)	-
Realized (Gain)/ Loss on Euro/USD forward contracts	698	(615)	(299)	-
Gain/ (Loss) on derivative instruments	462	(6,548)	141	273
Adjusted EBITDA	$253,097	$282,414	$62,510	$75,692

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/disposal of vessels, realized gain/ (loss) on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.